                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          NOVITRON INTERNATIONAL, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   670088202
                                 (CUSIP Number)

                               Daniel Schloendorn
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                          New York, New York 10022-4677
                                (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 15, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mr. Adam M. Hutt

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[ ]
                                                                    b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                   7.      SOLE VOTING POWER
                                        0


                   8.      SHARED VOTING POWER
  SHARES                           58,333
BENEFICIALLY
 OWNED BY
REPORTING          9.      SOLE DISPOSITIVE POWER
  PERSON                                0
   WITH

                   10.     SHARED DISPOSITIVE POWER
                                     58,333

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  58,333

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                              [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.4%

14.     TYPE OF REPORTING PERSON*
        IN

SCHEDULE 13D

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  AMH Equity, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   a[ ]
                                                                   b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                     7.      SOLE VOTING POWER
                                        0


                     8.      SHARED VOTING POWER
  SHARES                               58,333
BENEFICIALLY
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                                0
   WITH

                     10.     SHARED DISPOSITIVE POWER
                                       58,333

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  58,333

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.4%

14.     TYPE OF REPORTING PERSON*
        CO

SCHEDULE 13D

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mr. Jay R. Petschek

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  a[ ]
                                                                  b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                      7.      SOLE VOTING POWER
                                       11,800


                      8.      SHARED VOTING POWER
  SHARES                                3,200
BENEFICIALLY
 OWNED BY
REPORTING             9.      SOLE DISPOSITIVE POWER
  PERSON                               11,800
   WITH

                      10.     SHARED DISPOSITIVE POWER
                                        3,200

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  15,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.1%

14.     TYPE OF REPORTING PERSON*
        IN

SCHEDULE 13D

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Management Company, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               a[ ]
                                                               b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                     7.      SOLE VOTING POWER
                                        0


                     8.      SHARED VOTING POWER
  SHARES                               3,200
BENEFICIALLY
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                                0
   WITH

                     10.     SHARED DISPOSITIVE POWER
                                       3,200

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,200

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                  [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.2%

14.     TYPE OF REPORTING PERSON*
        CO

SCHEDULE 13D

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Managing Partners

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 a[ ]
                                                                 b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                   7.      SOLE VOTING POWER
                                      0


                   8.      SHARED VOTING POWER
  SHARES                             3,200
BENEFICIALLY
 OWNED BY
REPORTING          9.      SOLE DISPOSITIVE POWER
  PERSON                              0
   WITH

                   10.     SHARED DISPOSITIVE POWER
                                     3,200

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,200

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                  [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.2%

14.     TYPE OF REPORTING PERSON*
        PN

Item 1.  Security and Issuer

                  This statement on Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of Novitron International Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Gateway Center, Suite 411, Newton, MA 02158. This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report recent transactions in the Common Stock as a result of which the Reporting Persons may be deemed the beneficial owners of in excess of 5% of the outstanding Common Stock.

Item 2. Identity and Background

                  This statement is being filed on behalf of Mr. Adam M. Hutt ("Mr. Hutt"), AMH Equity, Ltd., a New York corporation ("AMH Equity"), Mr. Jay
R. Petschek ("Mr. Petschek"), Corsair Management Company, Inc., a New York corporation ("Corsair Management"), and Corsair Managing Partners, a New York general partnership ("CMP"). Mr. Hutt, AMH Equity, Mr. Petschek, Corsair Management and CMP are sometimes collectively referred to herein as the "Reporting Persons."

                  Mr. Hutt is filing in his capacity as the sole shareholder of AMH Equity. Mr. Petschek is filing in his capacity as (a) the sole general partner of Corsair Capital Partners, L.P., a Delaware limited partnership ("Corsair Partners"), and (b) the sole shareholder of Corsair Management.

                  This statement on Schedule 13D relates to shares of Common Stock held for the accounts of each of the following:

                  (i) Leviticus Partners, L.P., a Delaware limited partnership ("Leviticus Partners");

                  (ii)              Corsair Partners; and

                  (iii) Corsair Capital Partners II, L.P., a Delaware limited partnership ("Corsair Partners II").

                  AMH Equity, of which Mr. Hutt is the sole shareholder, director and executive officer, is the sole general partner and a limited partner of Leviticus Partners. AMH Equity's principal business is to serve as the sole general partner of Leviticus Partners. Leviticus Partners' sole business is to acquire, trade, sell and hold for investment publicly traded securities and other business interests. AMH Equity and Leviticus Partners have their principal offices at 590 Madison Avenue, New York, New York 10022. Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), AMH Equity, by reason of its ability to exercise investment discretion over the securities owned by Leviticus Partners as Leviticus Partners' sole general partner, and Mr. Hutt, as the sole shareholder and the person ultimately in control of AMH Equity, may each be deemed a beneficial owner of securities, including the Common Stock, held for the account of Leviticus Partners.

                  Mr. Hutt, a United States citizen, is employed as a research analyst by Ladenburg, Thalmann & Co. Inc., a Delaware corporation
("Ladenburg"), at Ladenburg's principal office at 590 Madison Avenue, New York, New York 10022.

                  AMH  Equity  and  Mr.  Hutt  expressly   disclaim   beneficial
ownership of any shares of Common Stock not directly held for the account of Leviticus Partners.

                  Mr. Petschek is the sole general partner of Corsair Partners, the sole business of which is to acquire, trade, sell and hold for investment publicly traded securities and other business interests. Corsair Partners has its principal office at 590 Madison Avenue, New York, New York 10022. In his capacity as the sole general partner of Corsair Partners, Mr. Petschek exercises voting and dispositive power with respect to securities held for the account of Corsair Partners. Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, by reason of his position as the general partner of Corsair
Partners, Mr. Petschek may be deemed the beneficial owner of securities, including the Common Stock, held for the account of Corsair Partners.

                  Corsair Management, a New York corporation, of which Mr. Petschek is the sole shareholder, director and executive officer, is a general partner of CMP, a New York general partnership, the principal business of which is to serve as the sole general partner of Corsair Partners II. Corsair Partners II has its principal office at 590 Madison Avenue, New York, New York 10022. Its sole business is to acquire, trade, sell and hold for investment publicly traded securities and other business interests. The principal business of Corsair Management is to serve as a general partner of CMP. Each of CMP and Corsair Management have their principal offices at 590 Madison Avenue,

New  York,  New  York  10022.   Pursuant  to  the  partnership agreement  of
CMP, the general partners of CMP have agreed that all authority with respect to the investment decisions to be made by CMP on behalf of Corsair Partners II is delegated to Corsair Management. Information concerning the identity and background of the other general partners of CMP is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

                  Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, CMP, by reason of its ability to exercise investment discretion over the securities owned by Corsair Partners II, Corsair Management, as the general partner of CMP, and Mr. Petschek, as the sole shareholder and the person ultimately in control of Corsair Management, may each be deemed a beneficial owner of securities, including the Common Stock, held for the account of Corsair Partners II.

                  The principal occupation of Mr. Petschek, a United States citizen, is his position as Managing Director of Ladenburg at Ladenburg's principal office.

                  Mr. Petschek, CMP and Corsair Management expressly disclaim beneficial ownership of any shares of Common Stock not directly held for the accounts of Corsair Partners or Corsair Partners II.

                  The Reporting Persons hereby disclaim their membership in, or the existence of, a group because the beneficial ownership of the Common Stock claimed herein by each Reporting Person is separate from the employment relationship existing between Mr.

Hutt and Mr. Petschek, on the one hand, and Ladenburg, on the other.

                  During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  Except as otherwise noted, all information in this Schedule 13D has been adjusted to reflect a 3 for 1 reverse stock split effected on December 22, 1996.

                  As of the date hereof, Mr. Hutt and AMH Equity beneficially owned 58,333 shares of Common Stock. The aggregate purchase price of the Common Stock beneficially owned by Mr. Hutt and AMH Equity was approximately $232,150. The source of funds for the purchase of 169,000 shares of Common Stock prior to the reverse stock split was investment capital contributed by the limited partners of Leviticus Partners. The remaining 6,000 shares of Common Stock, prior to the reverse stock split, were contributed in-kind to Leviticus Partners by its limited partners and were valued at $1.88 per share on July 1, 1996, the date of such contribution. Mr. Hutt is also a limited partner of Leviticus Partners.

                  As of the date hereof, Mr. Petschek beneficially owned 15,000 shares of Common Stock. The aggregate purchase price of the Common Stock beneficially owned by Mr. Petschek was approximately $47,006. The source of funds for the purchase of all such Common Stock was investment capital contributed by the limited partners of Corsair Partners and Corsair Partners II. Mr. Petschek is a limited partner of each of Corsair Partners and Corsair Partners II.

                  As of the date hereof, Corsair Management and CMP beneficially owned 3,200 shares of Common Stock. The aggregate purchase price of the Common Stock beneficially owned by Corsair Management and CMP was approximately $10,028. The source of funds for the purchase of all such Common Stock was investment capital contributed by the limited partners of Corsair Partners II.

                  The shares of Common Stock held by Leviticus Partners, Corsair Partners and Corsair Partners II may be held through margin accounts maintained with brokers, which extend margin credit, as and when required to open or carry positions in such margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions held in the margin accounts, including the Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4. Purpose of Transaction

                  On July 1, 1996, Leviticus Partners was formed and certain of its limited partners contributed 6,000 shares of Common Stock, prior to the reverse stock split. The Reporting Persons acquired for investment purposes all of the Common Stock reported herein as being beneficially owned by them. None of Mr. Hutt, AMH Equity, Mr. Petschek, Corsair Management, CMP and, to the best of the Reporting Persons' knowledge, any of the other parties identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their respective general investment and trading policies, market conditions or other factors.

Item 5. Interest in Securities of the Issuer

                  (a)(i) On the date of this Statement, Mr. Hutt may be deemed a beneficial owner of the 58,333 aggregate shares of Common Stock (approximately 4.4% of the Common Stock outstanding) held for the account of Leviticus Partners.

                  (ii) On the date of this Statement, the aggregate number of shares of Common Stock of which AMH Equity may be deemed a beneficial owner is 58,333 (approximately 4.4% of the Common Stock outstanding).

                  (iii) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Petschek may be deemed a beneficial owner is 15,000 (approximately 1.1% of the Common Stock outstanding). This number includes (A) 11,800 shares of Common Stock held for the account of Corsair Partners and (B) 3,200 shares of Common Stock held for the account of Corsair Partners II.

                  (iv)  On the date of this Statement, the aggregate number of
shares of Common Stock of which Corsair Management   may  be  deemed a
beneficial owner is 3,200 (approximately 0.2% of the Common Stock outstanding).

                  (v) On the date of this Statement, the aggregate number of shares of Common Stock of which CMP may be deemed a beneficial owner is 3,200 (approximately 0.2% of the Common Stock outstanding).

                  (b)(i) By virtue of his position as the sole shareholder of AMH Equity and pursuant to the partnership agreement of
Leviticus Partners, Mr. Hutt may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Leviticus Partners, including 58,333 shares of Common Stock held by Leviticus Partners.

                  (ii) By virtue of its position as the sole general partner of Leviticus Partners, AMH Equity may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Leviticus Partners, including 58,333 shares of Common Stock held by Leviticus Partners.

                  (iii) By virtue of (x) his position as the general partner of Corsair Partners and (y) his position as the sole shareholder of Corsair Management and pursuant to the terms of the partnership agreement of Corsair Partners II and by agreement among the general partners of CMP, Mr. Petschek may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners and Corsair Partners II, including 11,800 shares of Common Stock held by Corsair Partners and 3,200 shares of Common Stock held by Corsair Partners II.

                  (iv) By virtue of its position as a general partner of CMP and pursuant to the terms of the partnership agreement of CMP, Corsair Management may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners II, including 3,200 shares of Common Stock held by Corsair Partners II.

                  (v) By virtue of its position as the sole general partner of Corsair Partners II, CMP may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners II, including 3,200 shares of Common Stock held by Corsair Partners II.

                  The percentages used herein are calculated based upon the 3,965,940 shares of Common Stock stated to be issued and outstanding at November 8, 1996, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, adjusted to 1,321,980 shares of Common Stock to reflect the 3-for-1 reverse stock split.

                  (c) Except for the transactions listed in Annex B hereto, there have been no transactions with respect to the

Common Stock during the past 60 days by any of Mr. Hutt, Mr. Petschek, AMH Equity, CMP or Corsair Management.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  From time to time, the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7. Material to be Filed as Exhibits

         A. Joint Filing Agreement, dated January 24, 1997, pursuant to Rule 13d-f(1) among Mr. Hutt, AMH Equity, Mr. Petschek, Corsair Management and CMP.

                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 1997                        /s/ Adam M. Hutt
                                                ----------------
                                                Adam M. Hutt



                                                AMH EQUITY, LTD.

                                                By:  /s/ Adam M. Hutt
                                                Name:  Adam M. Hutt
                                                Title: President



                                                /s/ Jay R. Petschek
                                                Jay R. Petschek



                                                CORSAIR MANAGEMENT COMPANY, INC.


                                                By:  /s/ Jay R. Petschek
                                                Name:  Jay R. Petschek
                                                Title: President



                                                CORSAIR MANAGING PARTNERS

                                                By:  Corsair Management Company,
                                                     Inc., a general partner


                                                By:  /s/ Jay R. Petschek
                                                Name:  Jay R. Petschek
                                                Title: President

                                    ANNEX A

                  The following is a list of the other General Partners of Corsair Managing Partners ("CMP"):

       Peter Marc Graham, Inc., a Delaware corporation ("PMG Corp."):
      Mr. Peter M. Graham, sole shareholder

       Corsair/Kramer Inc., a Delaware corporation ("CK Corp."):
      Mr. Ronald J. Kramer, sole shareholder

The principal business of each of PMG Corp. and CK Corp. is to serve as General Partner of CMP, and each has a business address c/o Corsair Managing Partners, 590 Madison Avenue, New York, New York 10022. The principal occupation of Mr. Graham, a United States citizen, is his position as President and Director of Corporate Finance of Ladenburg at Ladenburg's principal office. The principal occupation of Mr. Kramer, a United States citizen, is his position as Chief Executive Officer of Ladenburg at Ladenburg's principal office. To the best of the Reporting Persons' knowledge, during the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                     Annex B


                     RECENT TRANSACTIONS IN THE COMMON STOCK
                         OF NOVITRON INTERNATIONAL, INC.

                                   Date of              Nature of         Number of Shares     Price Per Share
For the Account of:                Transaction          Transaction

Corsair Partners                   1/15/97              Purchase              11,800               $3.1337
Corsair Partners II                1/15/97              Purchase               3,200               $3.1337
